UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 005-91913

Fusion Fuel Green PLC
(Translation of registrant's name into English)

10 Earlsfort Terrace
Dublin 2, D02 T380, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On December 13, 2021, Fusion Fuel Green PLC (“Company”) appointed Theresa “Terry” Jester to the Company’s Board of Directors (the “Board”) to hold office until the 2024 annual meeting of shareholders and until her successor is elected and qualified (the “Appointment”).

Ms. Jester has over forty years of experience in the solar and electronics manufacturing industries. She currently serves on the Boards of NEXT Energy Technologies, a developer of organic photovoltaic coatings used to transform windows into energy-producing assets, and Silicor Materials, a global leader in the production of solar silicon. She previously served as CEO of BIA Controls, a developer and installer of demand management, energy management and building automation software systems. Ms. Jester holds a Mechanical Engineering Degree from California State University.

Ms. Jester will join the Board’s audit, compensation, and nominating committees. The Company expects to enter into its standard form of indemnification agreement with Ms. Jester.  Ms. Jester has not engaged in any transactions with the Company that are required to be reported pursuant to Item 404(a) of Regulation S-K.

The Company issued a press release on December 14, 2021, announcing the Appointment.

The information furnished in this Report on Form 6-K, including the exhibits related thereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liability of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: December 14, 2021	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Financial Officer